Exhibit 99.2

EDGE RESOURCES INC.
(An Exploration Stage Company)
(Formerly Guildhall Minerals Ltd.)

Form NI 51-102F1

Management Discussion and Analysis (“MD&A”)
For the years ended March 31, 2010, 2009 and 2008

The following Management’s Discussion and Analysis (MD&A) of Edge Resources Inc. (the “Company” or “Edge”) has been prepared by management taking into consideration information available to June 24, 2010 and should be read in conjunction with the Company’s audited consolidated financial statements as at March 31, 2010, 2009 and 2008 and the MD&A of the Company for the years ended March 31, 2009 and 2008.  The Company’s financial information and news releases can be found on www.sedar.com.

Forward-looking information

It is the Company’s practice not to provide any forward guidance or projections. Notwithstanding this policy, this MD&A may contain forward-looking statements and assumptions in respect of various matters including statements related to the future sale of assets and the future need to raise additional capital, the ability of the Company to continue to sustain future negative cash flow from operations and to continue operations in the future, the view and outlook of future commodity prices, cyclical industry fundamentals, the risk of the Company being able to retain the services of officers and other key employees and consultants, and asset retirement costs, future potential property and equipment impairments under GAAP and/or IFRS and future potential changes to stock based compensation expense and adjustments to the Black Scholes option pricing model.  All constitute “forward-looking information” within the meaning of applicable Canadian securities legislation, as well as all statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. When used in this MD&A, such statements use such words as “may”, “will”, “intend”, “should”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar terminology. These statements are also “forward-looking information” within the meaning of applicable Canadian securities legislation, and they reflect current expectations regarding future events and operating performance and speak only as of the date of this MD&A.

Forward-looking information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information.

Although the forward-looking information contained in this MD&A are based upon what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. This forward-looking information is provided as of the date of this MD&A. The Company does not assume any obligation to update or revise them to reflect new events or circumstances, except as required by applicable securities legislation.

Basis of Presentation

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The reporting and measurement currency is the Canadian dollar.

Description of Business

Edge Resources Inc. (formerly Guildhall Minerals Ltd.) was incorporated as Tanzilla Explorations Ltd. (N.P.L.) under the Company Act of the Province of British Columbia on September 13, 1968 and continued under the Business Corporations Act (Alberta) on July 23, 2009. Prior to this recent change of name, the Company changed its name from Tanzilla Explorations Ltd. to Regis Development Corporation on June 28, 1974, to Manus Industries Inc., on January 10, 1992, to Consolidated Manus Industries Inc. on November 10, 1992 to Westmount Resources Ltd. on February 8, 1996, to Mt. Tom Minerals Corp. on May 20, 1998, to Global Net Entertainment Corp. on October 21, 1999. On September 1, 2005 the shareholders of the Company authorized a name change from Global Net Entertainment Corp. to Guildhall Minerals Ltd. (effective February 21, 2006) and proposed a consolidation of its share capital on a one-for-five basis. The consolidation received regulatory approval and took effect on November 17, 2006. The shares of the Company were also reinstated for trading on the NEX board of the TSX Venture Exchange under the symbol “GDM.H”. On May 27, 2009 the shares were graduated to the TSX Venture Exchange Tier 2 trading under the symbol “EDE”. At the Company’s annual general meeting held on July 20, 2009, the change of name to Edge Resources Inc. received shareholders’ approval and regulatory approval on July 28, 2009. Since 2005, the Company was an exploration company engaged principally in the acquisition, exploration and development of mineral claims. On May 26, 2009 the TSX Venture Exchange accepted for filing (Filing Statement dated April 30, 2009) Edge Resources Inc.’s change of business and reactivation to oil and gas exploration, development and production. This change of business and reactivation was comprised of the acquisition of certain petroleum and natural gas assets in the Willesden Green area of west-central Alberta and the completion of a private placement financing described later in this MD&A. An entire new management team with significant oil and gas experience and new board of directors was elected to coincide with the change in business to an oil and gas development company.

Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“BOE”) is based on a conversion ratio of 6,000 cubic feet of natural gas to 1 barrel of oil to estimate relative energy content and does not represent a value equivalency at the wellhead.  BOE’s may be misleading, particularly if used in isolation.  A BOE conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  This conversion conforms to the Canadian Securities Regulator’s National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.  These terms are not defined by Canadian Generally Accepted Accounting Principles and are therefore referred to as non-GAAP measures.

Business Overview

Edge Resources is an exploration stage company engaged principally in the acquisition, exploration and development of oil and gas properties. From the Company’s incorporation in 1968 until May 2009, it was engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or not offering a potential for profit. The Company’s principal business will be to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering and producing oil and/or natural gas.

On May 26, 2009, the Company acquired certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar Point Energy Ltd. This was an arm’s length transaction to the Company. The total consideration paid by the Company to the vendor was $1,500,000 cash. In addition, the Company paid to pay Quarry Bay Capital LLC an assignment fee of $25,000 for the right to enter into a definitive agreement and a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party. The TSX Venture accepted for filing the agreement to purchase these assets. The Willesden Green property is located in Townships 41 to 42, Ranges 3 to 4W5M approximately 70 km north and west of Red Deer, Alberta.  The Company’s working interest in the oil and gas assets consists of 50% in two sections and 100% in five sections, all of which contain drilled and cased natural gas wells.

The net estimated natural gas liquids/natural gas reserves attributable to the assets situated in Willesden Green, Alberta, as disclosed in the Company’s National Instrument 51-101 compliant report dated April 28, 2009 and updated for the period ended June 1, 2009 by AJM Petroleum Consultants in accordance with the rules provided by National Instrument 51-101 are: total proved estimated reserves 421.5 Mboe; proved plus probable reserves 1,126.1 Mboe and estimated net present value of proved plus probable reserves (using forecast pricing and discounted at 10 percent) before tax, totalled $11.9 million. There are a number of material assumptions that were used in developing the estimated reserves and future net revenue attributable to the assets. The assumptions are detailed in the 51-101 Report effective June 1, 2009, a copy of which is available on SEDAR (www.sedar.com).

The Company is currently focusing on the development of natural gas from the “Edmonton Sands” group of formations, a conventional, shallow gas group of reservoirs in west-central Alberta.  Since June 1, 2009 the Company added a number of key individuals to its management team. See Item 6(d).  This new management team has experience evaluating, financing, planning, executing and operating oil and gas exploration and development projects.  During the summer of 2009, after completion of the seven-section acquisition, the Company completed a four well drilling program in the Willesden Green and nearby areas and increased the Company’s land base through farm-in agreements. On November 26, 2009, the company entered into a farm-in agreement with a major E & P firm that will allow the Company to earn seven sections of highly prospective Edmonton Sands properties, all within the prolific Wilson Creek area of Alberta, which are in the area very near the existing Edge Resources’ lands. The Company is free to select the drilling locations on the lands and must drill one well on each section to earn 100% of the Farmor’s working interest in each respective section, subject to a gross overriding royalty.

Fourth quarter update

During the fourth quarter, the Company acquired one section of land at an Alberta Crown land sale, adding to its inventory of undeveloped land.  The Company hydraulically fractured one of its 100% owned wells and initiated tie-in operations on the well just prior to Spring Breakup.  Tie-in operations had to be halted due to Breakup and the well was tied-in and put on production subsequent to the quarter end.  Additionally, the Company increased and closed a financing that was announced in the prior quarter.  The Company raised $610,050 in gross proceeds.  The financing and terms are more fully described below in “Financing”.

Outlook

The Company has signed a significant farm-in agreement that gives the Company the ability to drill up to 27 wells to earn 100% of the farmor’s respective interest in those sections, subject to a single-digit gross overriding royalty.  The Company has also acquired one section of land through an Alberta Crown Land Sale  as noted under “Fourth quarter update” and has signed additional, smaller farm-in deals.  All of this prospective land is in the Company’s core area geographically and all sections are prospective for the Edmonton Sands group of formations, the Company’s current focus and area of expertise.

As a result of these farm-in and land acquisitions, the Company intends on drilling a significant number of wells in the coming months, which will significantly increase the Company’s land base, production and cash-flow.

Liquidity

During the year the Company purchased certain assets for cash outlay of $1,500,000 as described under “Business Overview”.  The Company also completed three financings as described under the heading “Financing”.  As at March 31, 2010 the Company had a cash balance of $253,158 (2009 - $94,822), and a working capital of $424,095 (2009 – deficiency of $15,724).   The Company does not have a credit facility agreement in place as at March 31, 2010 or 2009, however the Company did have an unsecured, non-interest bearing demand loan to a third party which was repaid in May, 2009.

The Company has developed unique, low-cost drilling and completion techniques; thus, the Company intends to be the operator of record on all wells that it drills, regardless of the Company’s working interests in those wells. The accounts receivable represents amounts due from working interest partners for their share of drilling and completion costs incurred by the Company, as operator of record. The fair value of these accounts receivables approximates their carrying values.

Results from Operations

Financial Highlights	Three months Ended March 31, 2010	Three months Ended March 31, 2009	Twelve months Ended March 31, 2010	Twelve months Ended March 31, 2009

Operating revenues ($)	-	-	-	-

Interest income	-	7,212	-	20,426

Cash flow from operations[1] ($)	(230,835)	(645,016)	(1,127,031)	(609,747)

Per basic share ($)	(0.01)	(0.03)	(0.03)	(0.03)

Net income (loss) ($)	(355,455)	(580,251)	(1,377,493)	(999,142)

Per basic share ($)	(0.01)	(0.03)	(0.04)	(0.05)

Capital expenditures ($)	303,122	-	2,707,452	-

Total assets ($)	3,484,154	131,987	3,484,154	131,987

Total long-term financial liabilities	-	-	-	-

Weighted average basic and diluted shares outstanding	40,016,536	24,643,012	36,127,595	18,218,342

1 Cash flow from operations is a non-GAAP term used by the oil and gas community, which represents net earnings adjusted for non-cash earnings including depreciation, depletion and amortization, future income taxes, asset write-downs and gains (losses) on sale of assets, if any. Cash flow per share is calculated by dividing cash flow from operations as previously described by the weighted number of shares outstanding during the period.

Current Operations – Annual discussion

The annual results are based on Company’s fiscal year of operations from April 1, 2009 to March 31, 2010.  The Company did not have any revenue from operations for either the current year or the comparative year.  The Company’s acquisition of certain assets from Poplar Point Energy Ltd. resulted in a significant change to the business model.  The prior year revenue consists of interest on a note which was issued and subsequently written off.  See “Promissory Note Receivable” for further information.

General and administrative expenditures (including consulting, director, and professional fees) increased in fiscal 2010 to $876,739 from $321,738 in 2009.  The increase was primarily a result of staffing increases, filing fees, and professional fees incurred once the Company commenced operations in the first quarter of fiscal of 2010.  The net loss was also higher at $1,377,493 (2009 - $999,142) due to stock compensation expenses recorded for options issued during the year in addition to the factors outlined above.  The prior year had a number of one time expenditures as described under the subheading “Comparative Information”.

Cash flow from operations was ($1,127,031) (2009 – ($609,747)).  Again the primary reason for the decline was the commencement of operations and the requirement for increased overhead staff.

Comparative information

The aspects of the business which were significantly different in the prior year are as follows:

Promissory note receivable:

On July 16, 2008, the Company loaned $504,520 (US$400,000) by way of a promissory note to British American Natural Gas Corporation (“BANG”). The loan together with interest at a rate of 5% per annum, is due on July 16, 2010. The funds were provided to BANG to enable it to meet its interim funding requirements with respect to its share of the work program on the Mozambique concessions as provided for in the Letter of Intent dated May 1, 2008.

The asset was considered impaired and written down to a nominal value of $1 as at March 31, 2009 and to $Nil as at March 31, 2010. No interest has been accrued for the year ending March 31, 2010. Management is actively pursuing the collection of this note receivable and the accrued interest owed but given the financial condition of BANG, does not expect to collect either of these receivables.

Deferred Acquisition Costs:

Pre-acquisition costs incurred prior to March 31, 2009 with respect to the acquisition of oil and gas assets in the Willesden Green area, west-central Alberta were capitalized as deferred acquisition costs until completion of the acquisition process. The acquisition process was completed on May 26, 2009. These costs which included a $25,000 assignment fee paid to Quarry Bay Capital LLC for the right to enter into a definitive agreement and legal costs of $12,164 were transferred to cost of acquisition of petroleum and natural gas interests during the period.

Selected Quarterly Information

The following table sets forth certain quarterly financial information of the Company’s previous quarters:

	Fourth Quarter Ended Mar. 31, 2010 $	Third Quarter Ended Dec. 31, 2009 $	Second Quarter Ended Sep. 30, 2009 $	First Quarter Ended Jun. 30, 2009 $*	Fourth Quarter Ended Mar. 31, 2009 $	Third Quarter Ended Dec. 31, 2008 $	Second Quarter Ended Sep. 30, 2008 $	First Quarter Ended Jun. 30, 2008 $
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net and Comprehensive Loss	(355,455)	(325,765)	(247,048)	(449,225)	(580,251)	(277,337)	(107,600)	(33,954)
Net loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.01)	(0.02)
Working Capital	424,095	345,877	190,420	924,310	(15,724)	201,603	(227,015)	553,129
* - The June 2009 loss has been restated to reflect only the fair value of stock-options that have been vested as well as the amortization in the period of unvested options as stock based compensation expense.

The Company has experienced losses over the previous eight quarters.  However it has only been in the current business model since the acquisition of the Willesden Green properties and the implementation of the new management team in the spring/summer of 2009.  Both the previous and current management teams maximized efforts to minimize costs while attempting to pursue investment opportunities.

As working capital has declined, management has completed equity financings to replenish cash reserves.  Management is currently assessing the effectiveness of this strategy on a go forward basis.

Current Operations – Fourth Quarter Discussion

The fourth quarter results are based on the period January 1, 2010 through to March 31, 2010.  As previously noted, the Company did not have the same business model in the comparative period.

General and administrative expenditures (including consulting, director, and professional fees) increased in the fourth quarter of fiscal 2010 to $227,721 from $75,440 in 2009.  The increase was primarily a result of staffing increases, filing fees, and professional fees incurred once the Company commenced operations in the first quarter of fiscal of 2010.  The net loss was lower at $355,454 (2009 - $580,251) due to one-time expenditures as described under the subheading “Comparative Information”.

Cash flow from operations was ($230,835) (2009 – ($645,016)) as a result of operations without having corresponding revenue.  The decline in outflows is due to changes in non cash working capital items in the fourth quarter of the prior year.

As at March 31, 2010, the Company had total assets of $3,484,154 (2009 - $131,987) and no bank debt.  The increase in total assets is primarily due the acquisition of the Willesden Green properties, which was financed through various equity financings.  The Company is currently assessing financing alternatives for which the funds will be used to complete its capital program for the 2010/2011 year.  In order to continue operations in the future, the Company may require future sale of fixed assets, future injections of equity from shareholders, debt financing or other measures.  There is no guarantee that any of these events will occur, and there is no guarantee that the Company will be able to continue operations in the future.

Financing

In January, 2009, the Company completed a non-brokered private placement of 8,000,000 common shares at a price of $0.05 per share, for gross proceeds of $400,000.

Concurrent with the closing of the acquisition of the Willesden Green area petroleum interests from Poplar Point Energy Ltd.,  in May, 2009, the Company completed a private placement of 12,182,912 common shares at a price of $0.25 per share, for gross proceeds of $3,045,750.  The Company paid a cash commission to certain finders equal to 7% of the gross proceeds of the private placement which totaled $151,603 as well as issuing 662,410 finders warrants.  Each warrant, entitles the holder to purchase one common share of the Company at a price of $0.30 per common share for a period of 12 months following the closing on the transaction.  The fair value of the warrants totaling $47,654 was recorded as share issue costs.

In October, 2009, the Company completed a financing consisting of the issuance of 2,000,000 common shares at a price of $0.28 per share, for gross proceeds of $560,000.  The Company paid a cash commission of $39,200 and issued 140,000 broker warrants, with each broker warrant being exercisable into one common share at $0.28 for a period of one year following the closing on the transaction.  The securities issued were subject to a hold period ending February 15, 2010.  The fair value of the warrants totaling $9,440 has been recorded as share issue costs.

In March, 2010, the Company completed a private placement consisting of the issuance of 4,066,997 Units at a price of $0.15 per Unit, for gross proceeds of $610,050.  Each Unit comprises of one common share and on purchase warrant.  Each purchase warrant is exercisable into one common share of the Company at $0.20 for a period of one year following the closing on the transaction.  The Company paid a commission of 7% of the proceeds secured by the broker via the issuance of 218,890 broker warrants.  Each broker warrant is exercisable into one common share at $0.20 for a period of one year following the closing on the transaction.

The basket purchase method has been used to value the transaction.  As a result the value of the Units has been divided with $277,857 being attributed to the warrants and the remaining $332,193 being recorded in share capital.  The fair value of the broker warrants totaling $14,955 has been recorded as share issue costs.

The Company did not undertake any debt financing during the period covered by this document.

Acquisitions

During the first quarter of fiscal 2010, the Company completed the purchase of non-producing, non-core assets for gross cash proceeds of $1,500,000.  There were no dispositions in the quarter.

Off Balance Sheet Arrangements

As at March 31, 2010 and the date of this report, the Company has not entered any off balance sheet transactions.

Business Risks

Although it was incorporated in 1968, the Company began operating under the current business model in 2009.  It does not have a history of earnings, nor has it paid any dividends.  There is no plan to pay any dividends in the future.  The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable results on an ongoing basis, and the raising of funds from new equity issues, financing and sale of assets to provide it with sufficient resources to fund its operations and future potential exploration and development activities.  However, there is no assurance that this will occur and that the Company will be able to continue operations in the future.

In addition, the Company is exposed to the many risks associated with the oil and gas industry, including, but not limited to, economic, financial, cost of capital, environmental and human resource risk.  Economic risk is the risk of finding and producing reserves at a cost which produces an economic return.  Financial risk consists of marketing production at a reasonable price given market conditions.  Cost of capital is the risk associated with the Company’s ability to obtain capital to fund its activities at a reasonable cost.  Environmental risk is the risk of carrying out operations with potential for adverse impact upon the environment.  Human resource risk is the risk of maintaining access to expertise which will allow the company to grow and prosper.

The Company will be subject to commodity price risk for the delivery of natural gas and crude oil.  The Company may manage and minimize this risk by entering into various joint ventures with sub-participants.  As at March 31, 2010 and the date of this report, the Company has not entered into any commodity contracts.

The current financial instability has increased the uncertainty in the oil and natural gas industry.  The revenue, cash flow and earnings of the Company are substantially dependent upon and affected by the trends in natural gas and oil prices.  Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for and the supply of oil and natural gas.  Weather conditions, governmental regulation, levels of consumer demand, the availability of pipeline capacity and other factors beyond the Company’s control may also affect the supply of and demand for oil and natural gas, leading to future price volatility.  The large fluctuations in natural gas and oil prices which have occurred during this financial crisis have resulted in fluctuations in the Company’s revenues.  Future changes in oil and natural gas prices could result in increases or decreases in total revenues for the Company.

The success of the Company is dependent upon the skills and expertise of the officers of the Company.  The Company does not carry any “key man” insurance that would compensate the Company for the loss of any senior executives.  There is no guarantee that the Company will be able to continue to retain the services of the officers or other key employees or key consultants of the Company.

Related Party Transactions

Except as disclosed elsewhere, the Company had the following transactions with related parties:

For the year ended March 31, 2010, the Company incurred $154,160 (2009 - $nil) in management and engineering consulting fees from a private company in which Brad Nichol, a director and officer of the Company is a principal shareholder.  Of these fees $131,295 (2009 - $nil) has been capitalized to property and equipment with the remaining $22,865 included in consulting fees on the statement of operations.

For the year ended March 31, 2010, the Company incurred $43,500 (2009 - $nil) in management and accounting consulting fees from a private company in which Terrance Kwan, a former director and officer of the Company is the principal shareholder.  These fees have been included in consulting fees on the statement of operations.

For the year ended March 31, 2010, the Company incurred $25,000 (2009 - $nil) in consulting fees from a private company in which Christopher Cooper, a director of the Company is the principal shareholder.  These fees were in regards investor relations expenses and have been included in general and administrative expenses on the statement of operations.

For the year ended March 31, 2010, the Company incurred $62,186 (2009 - $nil) in legal fees from a law firm in which Scott Reeves, a director and Corporate Secretary of the Company is a principal.  These fees have been included in professional fees on the statement of operations.  Accounts payable and accrued liabilities as at March 31, 2010 includes $12,176 with respect to these fees.

For the year ended March 31, 2010, the Company incurred $19,000 (2009 - $nil) in fees from Darcy Spady, a director of the Company.  These fees were for time spent on various projects and serving on certain committees.  These fees have been included in general and administrative expenses on the statement of operations.

For the year ended March 31, 2010 the Company incurred $91,775 in office and rental fees from Poplar Point Energy Ltd., a company related by virtue of a common officer and director.  As of the effective date of this report, that individual is no longer an officer or director of Poplar Point Energy Ltd.  These fees have been included in general and administrative expenditures.  Accounts payable and accrued liabilities as at March 31, 2010 includes $35,040 with respect to these fees.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.

Subsequent events

Subsequent to the balance sheet date, the Company’s Chief Financial Officer tendered his resignation.  His replacement, Mr. Ian Thomson, CA joined the Company in May, 2010.

The Company achieved its first production subsequent to the year end when it completed the tie-in operations on one of its 100% working interest wells on May 27, 2010.

Commitments

Except as disclosed elsewhere, the Company has the following commitments:

The Company signed a lease for premises commencing August 1, 2010 and expiring June 29, 2012.  The lease calls for basic rent in the amount of $1,751 per month over the term of the lease with the first three months of occupancy free.  The lease also requires the Company to pay their share of monthly operating costs.  The future minimum lease payments, exclusive of occupancy costs are as follows:

2010	$8,755
2011	$21,012
2012	$10,506

The Company signed a lease for equipment commencing May 1, 2010 and expiring April 30, 2013.  The lease calls for payments in the amount of $290 per month over the term of the lease.

The Company has entered into a drilling commitment whereby the Company must drill seven wells prior to October 31, 2010.  For each well not spudded by this date, a $25,000 per well penalty will apply.  In addition, a $1,500 per month per well penalty will be assessed the Company for each well not brought onto test production.  Subsequent to the balance sheet date, the Company began surveying locations for these wells and is currently nearing the drilling phase.

The Company has entered into a drilling commitment whereby the Company must drill four wells with the first well spud date being no later than September 30, 2010 and each of the three wells spudded one per quarter for the next three consecutive subsequent quarters.  Should these wells not be completed in the allotted timeframe, the Company will forfeit its working interest in these wells and may have to pay $150,000 in liquidated damages.  These wells have not yet been drilled; however, subsequent to the balance sheet date, the Company began surveying locations for these wells and is currently nearing the drilling phase.

In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farm-out agreements, etc. In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

Under the terms of certain agreements and the Company’s by-laws the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service.  The claims covered by such indemnifications are subject to statutory and other legal limitation periods.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

Contingent Liabilities

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on operations cannot be determined at this time, it could be material for any one quarter or year.

Financial Instruments

All of the Company’s financial instruments as at December 31, 2009 consist of cash and cash equivalents, recorded amounts of accounts receivable which will result in future cash receipts, a deposit, as well as accounts payable and accrued liabilities, which will result in future cash outlays.

The nature of these instruments and the Company’s operation expose the Company to commodity price risk, credit risk, liquidity risk, and market risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.  The Company does not use derivative financial instruments to manage its exposure to these risks, and there are no unusual off-balance sheet arrangements.

Commodity Price Risk

The Company is subject to commodity price risk for the delivery of crude oil and natural gas. The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at December 31, 2009 and 2008, the Company has not entered into any future commodity price contracts.  For the year ended December 31, 2009, if there was a $10 per BOE equivalent reduction to commodity prices, revenue would have been lower by $774,220 (December 31, 2008 - $1,395,510).  An equal and opposite impact would have occurred had commodity prices been higher by the same amount.

Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. A significant portion of the Company’s trade accounts receivable are from working interest partners in the crude oil and natural gas industry and, as such, the Company is exposed to all the risks associated with that industry. One customer individually represent greater than 10% of the accounts receivable balance as at December 31, 2009 (2008 - two customers). The amount of accounts receivable from this company at December 31, 2008 was $141,442 (2008 - $481,614). The Company’s accounts receivable past due was insignificant at year end.  The Company manages their accounts receivable risk by attempting to deal with reputable partners and by collecting their accounts receivable on a timely basis.  A significant portion of the Company’s cash is held with the same financial institution, and as such, the Company is exposed to concentration of credit risk.  The royalty deposit is held by a single counterparty which is a crown corporation.  Management is reasonably assured of collection from this corporation.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and cash equivalents are invested in interest bearing business accounts that are available on demand.  All of the Company’s cash is held with either an Alberta financial institution which is a provincial crown corporation, and a Canadian chartered bank.

Market Risk

The Company is subject to normal market risks including fluctuations in interest rates on its cash and cash equivalents. While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contract to hedge or otherwise mitigate this exposure.

Fair Value of financial Instruments

The fair values of financial instruments consisting of cash and cash equivalents, accounts receivable, account payable and accrued liabilities approximate their carrying values due to their short-term nature.

Critical Accounting Estimates

The Company follows the full cost method of accounting whereby all costs related to the acquisition, geological and geophysical expenditures and costs of drilling both productive and non-productive wells and related equipment costs are capitalized.  These costs are subjected to an annual ceiling test as described under “Measurement Uncertainty”.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The Company’s most significant areas of estimation are asset retirement obligations, stock based compensation expenses, accounts receivable, accounts payable and accrued liabilities, and the valuation of petroleum and natural gas properties.

Amounts recorded for depletion, amortization and accretion and amounts used for the ceiling test calculation and impairment of unproven properties are based on estimates of crude oil and natural gas reserves and future costs required to develop and reclaim and abandon those reserves and explore unproven properties. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes of estimates in future periods could be significant.

The value of the asset retirement obligation depends on estimates of credit adjusted risk free interest rates, future restoration and reclamation expenditures and the timing of expenditures.

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

The capital expenditures classification made by the Company with respect to the renouncement of flow-through shares is based on estimates from geologic information obtained and the classification of the expenditures may be challenged by the taxation authorities and in this regard the assessments may be different from that of management.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company’s joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

The operations of the Company are complex, and related tax interpretations, regulations and legislation affecting the Company are continually changing.

By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

Reserve Estimates

Reserve estimates have a significant impact on income or loss, as they are key components in the calculation of depletion and depreciation.  A change in the reserves quantities will result in a corresponding change in these costs.  In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense.  Asset retirement costs are estimated, discounted and carried on the balance sheet as a liability.  A change in the future asset retirement costs will change the liability on the balance sheet and the amortization costs included in the property and equipment.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazard.  Although the Company has obtained general liability insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances, be insured, or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to high premiums associated with such insurance for other reasons.  The payment of such insured liabilities would reduce the funds available to the Company.  The occurrence of significant events that the Company is not fully insured against, or the insolvency of the insurer of such events, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company provides disclosure over these activities by filing the Venture Issuer Basic Certificate Form 52-109FV2.  This certificate states that the certifying officers filing this certificate do not make any representation relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting.  The Company is not required to certify the design and evaluation of disclosure controls and procedures and internal controls over financial reporting and have not completed an evaluation of these issues.  The inherent limitations on the ability of the certifying officers to design and implement these disclosure controls and procedures and internal controls over financial reporting on a cost effective basis may result in additional risks to the quality, reliability, transparency and timeliness of the interim and annual filings provided.

	Authorized	Outstanding as at Report Date
Voting or equity securities issued and outstanding	Unlimited Common Shares	43,677,971 Common Shares

Securities convertible or exercisable into voting or equity securities – stock options	Stock options to acquire up to 10% of outstanding Common Shares	3,800,000 Stock options granted exercisable at various prices between $0.30 and $0.35

Voting or equity securities issuable on conversion or exchange of outstanding securities – warrants	Warrants to acquire up to 4,425,887 Common Shares	4,425,887 Warrants exercisable various prices between $0.20 and $0.28 per warrant

Accounting changes and pronouncements

As of April 1, 2009, the Company has adopted Handbook Section 3064 “Goodwill and Intangible Assets” which replaced Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”.  This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to the initial recognition of intangible assets by profit oriented enterprises.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38 “Intangible Assets”.  At the time of adoption there was no effect on the financial statements.

Effective April 1, 2009 the Company adopted CICA issued amendments to Handbook Section 3862, “Financial Instruments – Disclosures”. The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 10 Financial Instruments and Financial Risk Management for enhanced fair value disclosures. The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS.

On April 1, 2009, the Company adopted the CICA’s EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this EIC had no impact on the Company’s financial statements.

Future Accounting Standards

Business combinations

In December 2008, the CICA issued section 1582 “Business Combinations”, which will replace CICA section 1581 of the same name.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and re-measured at fair value through earnings (loss) each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings (loss), unlike the current requirement to eliminate it to the extent possible, by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for the Company on April 1, 2011.  The adoption of this standard is not expected to impact the financial statements.

International Financial Reporting Standards (IFRS)

On February 13, 2008, the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”).  Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, including comparatives for the 2010 fiscal year.  Canadian non-publicly accountable entities may also adopt these standards.  In addition to significant changes in accounting policy issues, IFRS also requires considerably more disclosure, particularly for quarterly reporting.  While IFRS uses a conceptual framework similar to GAAP, there are several significant differences in accounting policies which must be addressed.

The International Accounting Standards Board (“IASB”) has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1.  The IASB announced approval of this amendment in July 2009.  This amendment allows the Company to apply IFRS prospectively by utilizing its current oil and gas reserves at the transition date to allocate the Company’s property and equipment assets as accounted for under GAAP full cost accounting to cash generating units as required under IFRS.  This requires that an impairment test, under IFRS standards, be performed at the transition date.  The Company is currently evaluating all of its property and equipment assets under full cost accounting to determine how the assets will be grouped into cash generating units.

This transition from GAAP to IFRS will be a major undertaking which may result in material adjustments to the Company’s reported financial position and results of operations, and may result in a future impairment of the Company’s fixed assets as presently reported under GAAP.

The Company has completed a high level IFRS transition plan and has determined future activities that will need to be undertaken.  This was formulated following a preliminary review of the high level differences between GAAP and IFRS and the potential material effects that IFRS may have on the financial statements and reported results.

Following this preliminary assessment, the Company will be undertaking a detailed review of all material areas of difference between GAAP and IFRS to identify specific differences that will impact the Company and to determine which IFRS policies should be implemented.  The major areas that will be addressed will be the determination of cash generating units, the review of any potential impairment issues, the review of any adjustments required for bank lending covenants, and the impact on any business processes.

With the replacement of the CFO subsequent to year end, the new CFO is currently reviewing the IFRS conversion plan of the Company and progress to date.  The review is expected to be completed in the summer and an update will be available in August.

As such, management is still in the preliminary stages of determine which policies choices it will elect to adopt and over the course of the summer will need to ensure that retrospective application will be properly completed.  The Corporation has reviewed IFRS 1 – First Time Adoption of International Financial Reporting Standards.  At this time, the Corporation is expected to adopt certain exemptions under IFRS 1.13.  For example, management expects to utilize the ability to use the fair value of property and equipment as at the transition date as its deemed cost at that date (i.e. cost recorded under Canadian GAAP).  As such, the value of property and equipment as of March 31, 2010 is expected to be utilized as the opening balance under IFRS on April 1, 2010.  Management is also currently assessing the available alternatives under IFRS 1.13 which may apply.

During 2010, the Corporation will continue to evaluate the impact of IFRS on the Corporation and develop and put in place a plan for the conversion of IFRS.  The remaining conversion work will occur in 2010, in anticipation of the preparation of the April 1, 2010 balance sheet as well as quarterly financial statements that will be required for comparative purposes for all periods ending June 30, 2010 or later.

The Company is monitoring the ongoing development of all pronouncements by the AcSB and the IASB in addition to the regulatory developments as issued by the Canadian Securities Administrators which may have an impact on future IFRS adoption and financial disclosure issues.

Reference is made in this MD&A to the Company’s financial statement disclosure for the relevant periods filed on the SEDAR website for the Company at www.sedar.com where additional disclosure relating to the Corporation can also be located.  Readers are strongly encouraged to review such additional disclosure.

(signed) "Brad Nichol"
President and CEO

(signed) "Ian Thomson"
CFO